Waxelene, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Waxelene, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matters
As discussed in Note 9, the financial statements as of December 31, 2021 and 2020 have been restated to correct the allocation of shares and their related capital investments. Our report is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 4, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	81,546	46,481
Total Current Assets	81,546	46,481
Non-current Assets		
Intangible Assets: Patent and Trademark, net of Accumulated Amortization	30,316	31,185
Total Non-Current Assets	30,316	31,185
TOTAL ASSETS	111,862	77,666
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short-Term Debt	91,230	-
Current Portion of Long-Term Debt	67,812	59,967
Other Liabilities	-	822
Total Current Liabilities	159,042	60,789
Long-term Liabilities		
Long-Term Debt	197,447	268,268
Total Long-Term Liabilities	197,447	268,268
TOTAL LIABILITIES	356,489	329,057
EQUITY		
Preferred Stock	1,614,229	1,604,229
Accumulated Deficit	(1,858,855)	(1,855,620)
Total Equity	(244,627)	(251,391)
TOTAL LIABILITIES AND EQUITY	111,862	77,666

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	843,812	602,929
Cost of Revenue	397,071	359,088
Gross Profit	446,741	243,841
Operating Expenses		
Advertising and Marketing	238,927	117,345
General and Administrative	176,633	99,015
Rent and Lease	28,830	11,630
Amortization	869	869
Total Operating Expenses	445,259	228,859
Operating Income (loss)	1,482	14,982
Other Expense		
Interest Expense	3,382	-
Other	-	-
Total Other Expense	3,382	-
Earnings Before Income Taxes	(1,900)	14,982
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,900)	14,982

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,900)	14,982
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	869	869
Other	645	(1)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,514	868
Net Cash provided by (used in) Operating Activities	(386)	15,850
FINANCING ACTIVITIES		
Issuance of Preferred Stock		
Short-Term Debt Issuance	91,230	-
Long-Term Debt Repayment	(55,778)	-
Net Cash provided by (used in) Financing Activities	35,452	-
Cash at the beginning of period	46,481	30,631
Net Cash increase (decrease) for period	35,066	15,850
Cash at end of period	81,546	46,481

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock			
	# of Shares	$ Amount	# of Shares	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	20,000,000	-	12,395,401	1,604,229	(1,870,602)	(266,373)
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	14,982	14,982
Ending Balance 12/31/2021	20,000,000	-	12,395,401	1,604,229	(1,855,620)	(251,391)
Prior Period Adjustment	-	-	-	10,000	(1,336)	8,664
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(1,900)	(1,900)
Ending Balance 12/31/2022	20,000,000	-	12,395,401	1,614,229	(1,858,856)	(244,627)

Waxelene, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Waxelene, Inc. (“the Company”) was formed in California on January 2nd, 2011. Its headquarters are in Solana Beach, CA. The Company manufactures and distributes personal care products with a focus on organic ingredients and sustainable packaging. Products are sold direct-to-consumer through e-commerce platforms, wholesale to retailers, and to distributors who then sell to retailers.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital for the purposes of expanding its product range, growing its distribution network, and increasing advertising expenditures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling products directly to the end customer and its performance obligation is fulfilled once shipment occurs. Direct-to-customer sales go through the Company's website and Amazon. Sales are recorded when the Company receives payment. Website sales are received every Monday. Amazon payments are received bi-weekly. Refunds and returns are subtracted before the Company receives payment.

Intangible Assets

The Company's intangible assets consist of a patent and trademark which are recorded at cost less the patent's accumulated amortization and impairment losses on a systematic basis over its life of 15 years. The total ending balance of these assets was $30,316 and $31,185 as of December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In October 2022, the Company entered into a loan agreement for $99,000 with an interest rate of 12.99% and maturity in 12 months. This loan is secured by the Company's receivables and had a total ending balance of $91,230 as of December 31, 2022.

From the end of 2020 through 2022, all of the Company's long-term debt was under the jurisdiction of the bankruptcy court (DOJ) under case 20-05878-CH11 due to a predatory lender. All debts are being paid with a 0.08% interest rate. The payment plan was confirmed by the courts in March 2021, and the Company has remained current on all payments in accordance with the plan's schedule as of December 31, 2022. The final decree has been confirmed in May 2022 and the bankruptcy case has been closed. The total ending balance of all remaining payments was $265,259 and $328,235 as of December 31, 2022 and 2021, respectively.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Short-Term Debt	91,230	12.99%	2023	91,230	-	91,230	-	-	-	-	-
Long-Term Debt	265,259	0.08%	2026	67,812	197,447	265,259	-	59,967	268,268	328,235	-
Total				**159,042**	**197,447**	**356,489**	**-**	**59,967**	**268,268**	**328,235**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	159,042
2024	67,812
2025	67,812
2026	65,832
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 40,000,000 shares of Common Stock with a par value of $0.15664 per share. A total of 20,000,000 shares were issued and outstanding as of December 31, 2022 and 2021.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation Preference: After 1x Preferred Stock.

The Company has authorized 12,443,209 shares of Preferred Stock with 5,443,209 shares being designated as Series A Preferred Stock with a par value of $0.10 per share, and 7,000,000 shares being designated as Series B Preferred Stock with a par value of $0.1572 per share. A total of 5,443,209 shares of Series A and 6,952,192 shares of Series B were issued and outstanding as of December 31, 2022 and 2021.

Voting: Preferred Shareholders are entitled to one vote per share.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors. Such payments are in preference to any dividends on shares of Common Stock, and they shall be calculated at a rate of 6.00% of the original issue price with regard to the applicable series of Preferred Stock. The original issue price of Series A and Series B Preferred Stock is $0.10 and $0.1572, respectively.

Conversion: At the option of the holder, each share of Preferred Stock shall be convertible into Common Stock at a rate of 1-to-1.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive 100% of their shale value prior to, and in preference to, any distribution to Common Shareholders.

The Company has authorized 2,827,023 shares of Phantom Stock Units. A total of 2,827,023 shares were issued and outstanding as of December 31, 2022.

Voting: Holders of Phantom Stock Units have no voting rights.

Dividends: Holders of Phantom Stock Units are not entitled to receive dividends when and if declared by the Board of Directors.

Liquidation: Holders of Phantom Stock Units have no liquidation preference.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized a net loss in 2022 after realizing net profits in both 2021 and 2020, it may continue to generate losses, and it has experienced negative cash flows from operating activities in 2022 and negative working capital in both 2022 and 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions

and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RESTATEMENT

Prior Period Adjustment

During the preparation of the Company's financial statements for the current periods under review, it was identified that an error had occurred in the allocation of shares and their related capital investments on the Statement of Financial Position and Statement of Changes in Shareholder Equity for the years ended December 31, 2021 and 2020. The impact of the correction is as follows:

Statement of Financial Position
(As Originally Reported)

	As of December 31,	
	2021	**2020**
EQUITY		
Common Stock	1,604,229	1,604,229
Accumulated Deficit	(1,855,620)	(1,870,602)
Total Equity	(251,391)	(266,373)
TOTAL LIABILITIES AND EQUITY	77,666	62,685

Statement of Financial Position
(Restated)

	As of December 31,	
	2021	**2020**
EQUITY		
Preferred Stock	1,604,229	1,604,229
Accumulated Deficit	(1,855,620)	(1,870,602)
Total Equity	(251,391)	(266,373)
TOTAL LIABILITIES AND EQUITY	77,666	62,685

Statement of Changes in Shareholder Equity
(As Originally Reported)

	Preferred Stock		**Common Stock**	
	# of Shares	**$ Amount**	**# of Shares**	**$ Amount**
Beginning Balance at 1/1/2020	20,000,000	-	12,395,401	1,604,229
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2020	20,000,000	-	12,395,401	1,604,229
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2021	20,000,000	-	12,395,401	1,604,229

Statement of Changes in Shareholder Equity
(Restated)

	Common Stock		Preferred Stock	
	# of Shares	**$ Amount**	**# of Shares**	**$ Amount**
Beginning Balance at 1/1/2020	20,000,000	-	12,395,401	1,604,229
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2020	20,000,000	-	12,395,401	1,604,229
Net Income (Loss)	-	-	-	-
Ending Balance 12/31/2021	20,000,000	-	12,395,401	1,604,229

NOTE 10 – RISKS AND UNCERTAINTIES

Supplier Concentration Risk

Supplier concentration risk arises from a company's dependence on a small number of suppliers to provide essential inputs, components, or services necessary to the company's operating activities. As it relates to the Company, its product requires proprietary equipment and specialized skill in the making of multi-purpose ointment. As of December 31, 2022, such production can only be provided by 2 locations which exposes the Company to supplier-related issues such as production delays, reduced output, financial instability, and other unfavorable challenges. Due to the specialized nature of the production processes required for the Company's products, there are limited alternative locations where production can be feasibly established, making it challenging to diversify away from this concentration risk.